UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EPIQ Systems Inc.

(Name of Issuer)

Voting Shares of Common Stock

(Title of Class of Securities)

26882D109

(CUSIP Number)

George Young

St. Denis J. Villere & Company, L.L.C.

601 Poydras St., Suite 1808

New Orleans, LA 70130

(504) 599-4544

With a Copy to:

John Anjier

Liskow & Lewis

701 Poydras St., Suite 5000

New Orleans, LA 70139

(504) 556-4177

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2014

(Date of Event Which Requires Reporting)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 2 of 10 Pages

(1)	NAME OF REPORTING PERSON St. Denis J. Villere & Company, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 1,447,816
	(8)	SHARED VOTING POWER 4,375,739
	(9)	SOLE DISPOSITIVE POWER 1,447,816
	(10)	SHARED DISPOSITIVE POWER 4,375,739
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,823,555 Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.22%
(14)	TYPE OF REPORTING PERSON* IA

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 3 of 10 Pages

(1)	NAME OF REPORTING PERSON George V. Young
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 3,800
	(8)	SHARED VOTING POWER 5,819,755
	(9)	SOLE DISPOSITIVE POWER 3,800
	(10)	SHARED DISPOSITIVE POWER 5,819,755
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,823,555 Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.22%
(14)	TYPE OF REPORTING PERSON* IN

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 4 of 10 Pages

(1)	NAME OF REPORTING PERSON St. Denis J. Villere, II
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 32,900
	(8)	SHARED VOTING POWER 5,790,655
	(9)	SOLE DISPOSITIVE POWER 32,900
	(10)	SHARED DISPOSITIVE POWER 5,790,655
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,823,555 Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.22%
(14)	TYPE OF REPORTING PERSON* IN

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 5 of 10 Pages

(1)	NAME OF REPORTING PERSON St. Denis J. Villere, III
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER 7,900
	(8)	SHARED VOTING POWER 5,815,655
	(9)	SOLE DISPOSITIVE POWER 7,900
	(10)	SHARED DISPOSITIVE POWER 5,815,655
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,823,555 Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.22%
(14)	TYPE OF REPORTING PERSON* IN

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 6 of 10 Pages

(1)	NAME OF REPORTING PERSON George G. Villere
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana
Number of shares beneficially owned by each reporting person with:	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 5,823,555
	(9)	SOLE DISPOSITIVE POWER
	(10)	SHARED DISPOSITIVE POWER 5,823,555
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,823,555 Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.22%
(14)	TYPE OF REPORTING PERSON* IN

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 7 of 10 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A relates to shares of the Voting Shares of Common Stock (the “Shares”) of Epiq Systems, Inc., a Missouri corporation (the “Issuer”), whose principal executive offices are located at 501 Kansas Ave, Kansas City, KS 66105.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D/A is hereby amended and restated in its entirety to read as follows:

(a) –(c) This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons’’):

1.	St. Denis J. Villere & Company, L.L.C. (“Villere”);

2.	George V. Young;

3.	St. Denis J. Villere, II;

4.	St. Denis J. Villere, III;

5.	George G. Villere.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Villere is a registered investment advisor which beneficially owns Shares in various accounts under its management and control. Messrs. G. Young, S. Villere, II, S. Villere, III and G. Villere serve as members of Villere. The principal business office of Reporting Persons is located at 601 Poydras St., Suite 1808, New Orleans, Louisiana 70130.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Villere is a Louisiana limited liability company. Messrs. Young, Villere, Villere, and Villere are citizens of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The 5,823,555 Shares reported herein by the Reporting Persons were acquired at an aggregate purchase price of approximately $72.6 million. Such Shares were acquired in the ordinary course of business with investment funds in accounts managed by the Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business. The Reporting Persons filed an initial Schedule 13G on August 13, 2003. The Schedule 13G was amended from time to time to reflect additional purchases and sales of stock in the ordinary course of business. The Reporting Persons believe that the Common Stock at current market prices is undervalued. Representatives of the Reporting Persons have, from time to time, engaged in discussions with management of the Issuer regarding, among other things, the Issuer’s business, assets, prospects and strategic alternatives and direction.

The Reporting Persons believe that the Issuer should explore strategic alternatives as a means to enhance or maximize shareholder value. The Reporting Persons intend to engage in discussions with the Issuer, management, the board of directors, other stockholders and other persons that may relate to governance and board composition, management, operations, business, assets,

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 8 of 10 Pages

capitalization, financial condition, strategic plans and the future of the Issuer, subject to the Agreement, described below. On September 8, 2014, Villere sent a letter (dated September 5, 2014) to the Issuer urging the board of directors to consider strategic alternatives for the Issuer including taking the Issuer private. This letter is attached as Exhibit 99.1. (A copy of the earlier June 5, 2014, letter, which is referenced in the September 8 letter, is attached as Exhibit 99.2). In the September 8 letter, Villere announced its intention to nominate a slate of directors for election at the 2015 annual meeting of the shareholders.

On September 18, 2014, the Issuer announced that that it had adopted a Rights Plan, a poison pill, and that it was exploring a full range of strategic and financial alternatives, including among other things, acquisitions, divestitures or a going-private or recapitalization transaction. The poison pill effectively prohibited Villere from purchasing any additional shares or working cooperatively with other concerned shareholders. On September 22, 2014, the Issuer announced that it had rejected an offer by P2 Capital Partners, LLC to purchase the shares of the Issuer at a price of $20.00 per share. On October 3, 2014, the Issuer announced that it had retained Credit Suisse Securities to assist the Issuer in its review of strategic and financial alternatives. On October 9, 2014, the Issuer announced that it had amended its bylaws. These bylaw amendments make it more difficult for shareholders to nominate directors to the board of the Issuer. On October 14, 2014, the Issuer sent a letter to Villere. In this letter, and in other statements to Villere, the Issuer indicated that it would challenge the eligibility of Villere to submit any director nominations under the Issuer’s bylaws.

Subsequently, Villere and the Issuer entered into discussions to address Villere’s concerns. On November 1, 2014, Villere and the Issuer entered into a Director Appointment Agreement (the “Agreement”). The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed (i) to increase the size of the Board and promptly appoint Kevin L. Robert (“the Villere Designee”) to the Board to serve as an independent director until the Issuer’s 2015 annual meeting of shareholders (the “2015 Annual Meeting”); (ii) to offer the Villere Designee the opportunity to become a member of one or more standing committees of the Board; (iii) to form a committee at Issuer’s next Board meeting to review and evaluate the Issuer’s business strategies and strategic alternatives, and offer the Villere Designee the opportunity to serve on the foregoing committee and oversee the review of the Issuer’s business strategies and strategic alternatives; and (iv) to hold the 2015 Annual Meeting no later than July 31, 2015. In addition, the Villere Designee is permitted to provide to the Reporting Person confidential information about the Issuer, subject to execution of a confidentiality agreement between the Issuer and the Reporting Person.

In accordance with the Agreement, on November 1, 2014: (1) the Issuer appointed Mr. Robert to the Issuer’s Board of Directors, effective immediately; (2) formed a committee to review the Issuer’s business strategy and alternatives, and (3) appointed Mr. Robert to the business strategy committee.

The Issuer also agreed that, if the Villere Designee resigns or otherwise fails to continue serving as a director prior to the 2015 Annual Meeting and at such time the Villere has not breached the Agreement and beneficially owns in the aggregate at least 8.1% of the Issuer’s then outstanding common stock, Villere shall have the ability to recommend a substitute person(s), subject to certain requirements of independence.

Villere agreed to certain standstill provisions, including, among others, not to (i) solicit proxies or become a “participant” in any solicitation of any proxy, (ii) form or join a group with other shareholders with respect to the solicitation of proxies, and (iii) present any proposals to shareholders, including nominations for election to the Board or proposals for the removal of any director from the Board. The Reporting Person also agreed to vote in accordance with the Board’s recommendation with respect to nominees to the Board, say on pay proposals and ratification of the Issuer’s appointment of an auditor.

The Agreement remains in effect until the expiration or termination of the Standstill Period (as defined in the Agreement). The Standstill Period expires on the day on which the 2015 Annual Meeting concludes; provided that, if the Issuer supports the Villere Designee in a manner no less rigorous and favorable than it supports its other nominees in the aggregate, then the Standstill Period will be extended to the 60th day before the advance notice deadline for director nominations for the Issuer’s 2016 annual meeting. If, upon such extension, the Issuer provides notice of intent to nominate the Villere Designee for election at the 2016 annual meeting, then the Standstill Period will be further extended through the date of such annual meeting. At any time after the 2015 Annual Meeting, Villere may terminate the Standstill Period upon 10 days’ written notice.

On November 3, 2014, the Issuer issued a mutually agreeable press release to announce that the Reporting Persons and the Issuer have reached a settlement and entered into the Agreement.

Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 9 of 10 Pages

Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any Securities, in the open market or otherwise, at anytime and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Person reserves the right to change its intention with respect to any and all matters referred to in subparagraphs (a )-(j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2014, there were 35,899,726 shares of the Common Stock outstanding as of June 30, 2014.

A.	Villere

(a)	Villere beneficially owns 5,823,555 Shares, which represents approximately 16.22% of the issued and outstanding Shares.

(b)	Villere has sole power to vote and to dispose of 1,447,816 shares, and the shared power to vote and to dispose of 4,375,739 shares.

(c)	Villere has not entered into any transactions on behalf of itself or its clients within the last 60 days, except the following:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
7/23/14	(3,200)	$13.64

B.	Messrs. Young, S. Villere, II, S. Villere, III and G. Villere

(a)	Each of Messrs. Young, S. Villere, II, S. Villere, III and G. Villere, as a member of Villere, may be deemed the beneficial owners of the 5,823,555 Shares beneficially owned by Villere, which represents approximately 16.22% of the issued and outstanding Shares. In addition, of that 5,823,555 Shares, Mr. Young owns 3,800 Shares, Mr. S. Villere, II owns 32,900 Shares and Mr. S. Villere, III owns 7,900 Shares.

(b)	Messrs. Young, S. Villere, II, S. Villere, III and G. Villere have the shared power to vote and to dispose of 5,823,555 Shares. Mr. Young has the sole power to vote and to dispose of 3,800 Shares. Mr. S. Villere, II has sole power to vote and to dispose of 32,900 Shares. Mr. S. Villere, III has sole power to vote and to dispose of 7,900 Shares.

(c)	None of Messrs. Young, S. Villere, II, S. Villere, III and G. Villere has entered into any transactions in the Shares during the past sixty days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

On November 3, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On November 1, 2014, Villere and the Issuer entered into a Director Appointment Agreement (the “Agreement”). The Agreement is described above in Item 4. This description is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

CUSIP No. 26882D109	SCHEDULE 13D/A	Page 10 of 10 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following:

99.3	Joint Filing Agreement, dated November 3, 2014

99.4	Director Appointment Agreement dated November 1, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2014

ST. DENIS J. VILLERE & COMPANY, L.L.C.

By:	/s/ George Young
Name:	George Young
Title:	Member

GEORGE V. YOUNG

/s/ George Young

ST. DENIS J. VILLERE, II

/s/ St. Denis J. Villere, II

ST. DENIS J. VILLERE, III

/s/ St. Denis J. Villere, III

GEORGE G. VILLERE

/s/ George Villere